AVITA Medical, Inc.

28159 Stanford Avenue, Suite 220

Valencia, California 91355

April 21, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	AVITA Medical, Inc.

Registration Statement on Form S-3

Filed on April 14, 2023

File No. 333-271276

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), registrant AVITA Medical, Inc. (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m., Eastern Time, on April 25, 2023 or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission.

Please direct any questions regarding this request to Christopher H. Cunningham of K&L Gates LLP ((206) 370-7639; chris.cunningham@klgates.com). In addition, please notify Mr. Cunningham when this request for acceleration has been granted.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the Securities Act as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely,

/s/ Sean Ekins

Sean Ekins

Interim Chief Financial Officer

AVITA Medical, Inc.